Exhibit 20



     FOR IMMEDIATE RELEASE
         FROM PANAMSAT
--------------------------------------------------------------------------------

                            PANAMSAT COMPLETES MERGER
                       WITH HUGHES COMMUNICATIONS' GALAXY
 New Company is World's Preeminent Commercial Provider of Global Satellite-Based
                           Telecommunications Services


GREENWICH, CONN., May 16, 1997 - PanAmSat Corporation and Hughes Communications, Inc. (HCI) announced today that the merger between PanAmSat and the Galaxy(R) Satellite Services business of HCI has been completed. The newly created company, called PanAmSat Corporation, began its first day of operation after final execution of the merger earlier today.

On May 19 the new company will list its common stock on the Nasdaq national market, initially under the ticker SPOTD. The ticker will revert to SPOT after 30 days.

"Today marks a new beginning for PanAmSat as the world's premier commercial satellite communications company, offering tremendous growth potential for its customers, shareholders and employees," said Frederick A. Landman, PanAmSat's president and chief executive officer. "In every aspect of our business, we will continue to provide our customers with the very best and most advanced satellite broadcasting, telecommunications and Internet services available anywhere in the world."

Charles H. Noski, chairman of the board of directors of PanAmSat and vice chairman and chief financial officer of Hughes Electronics Corporation, said:
"This merger represents the joining of two complementary businesses into a new powerhouse for global satellite services. As the new majority shareholder, Hughes Electronics believes PanAmSat will be an integral part of Hughes' forward-looking strategy in telecommunications."

PanAmSat shareholders formally approved the merger on May 8. In addition, the stock election process achieved the following results:

- For the standard election, PanAmSat shareholders received $15 and one-half share of new company stock for each share of former PanAmSat stock;

- For the stock election, PanAmSat shareholders received one share of new company stock for each share of former PanAmSat stock;

- For the cash election, PanAmSat shareholders received approximately $16.38 and 0.45 shares of new company stock for each share of former PanAmSat stock.

Fractional shares of new company stock resulting from the proration will be paid in cash.


                                   -- MORE --


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PanAmSat Corporation is the world's leading commercial provider of satellite-based communications services. The Company operates a global network of 14 state-of-the-art satellites supported by more than 400 professionals on five continents. These resources enable PanAmSat to provide broadcast, telecommunications and Internet access services to hundreds of customers worldwide.

PanAmSat services include:

- The premier cable and broadcast television satellites in the United States, Latin America, the Indian subcontinent and Asia-Pacific;

- Satellite platforms for direct-to-home television services in Latin America, South Africa, the Middle East and India;

- Live, on-the-scene transmission services for news, sports and special events coverage worldwide;

-   Global satellite-based telecommunications and Internet access services.

PanAmSat plans to launch seven additional satellites by late 1998, including the upcoming launch of the PAS-5 Atlantic Ocean Region satellite in July 1997. For more information on the company and its services, visit the PanAmSat web site at http://www.panamsat.com.


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